UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 99.1 is the Form of Underwriting Agreement, dated February 12, 2014, by and between Paragon Shipping Inc. (the "Company") and Jefferies LLC, on behalf of itself and as representative of the other Underwriters named therein, relating to the offering of 6,785,000 shares of the Company's Class A common stock, which includes the issuance of 885,000 shares of Class A common stock pursuant to the Underwriters' exercise of their option to purchase additiona shares.

The information contained in this Report on Form 6-K is hereby incorporated by reference as Exhibit 1.1 to the Company's Registration Statement on Form F-3 (Registration No. 333-192517), declared effective on January 8, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: February 18, 2014	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

Exhibit 99.1

EXECUTION VERSION

Paragon Shipping Inc.

5,900,000 Class A Common Shares,
US$0.001 Par Value Per Share and
Preferred Share Purchase Rights

Form of

Underwriting Agreement

February 12, 2014

Underwriting Agreement
February 12, 2014
JEFFERIES LLC
520 Madison Avenue
New York, New York 10022

As Representative of the several Underwriters

Ladies and Gentlemen:

Paragon Shipping Inc., a corporation incorporated in The Republic of the Marshall Islands (the "Company"), proposes to issue and sell to the underwriters named in Schedule A annexed hereto (the "Underwriters"), for whom you are acting as representative, an aggregate of 5,900,000 shares (the "Firm Shares") of Class A Common Shares, $0.001 par value per share (the "Common Shares"), of the Company, and 5,900,000 Preferred Share Purchase Rights of the Company (the "Purchase Rights").  The Purchase Rights shall have the rights, powers and preferences set forth in the Stockholders Rights Agreement, dated January 4, 2008, by and between the Company and Computershare Trust Company (the "Rights Agent"), as amended by the First Amendment to the Stockholders Rights Agreement, dated December 16, 2009, by and between the Company and the Rights Agent (collectively, the "Rights Agreement").

In addition, solely for the purpose of the option to purchase additional Common Shares, the Company proposes to grant to the Underwriters the option to purchase from the Company up to an additional 885,000 shares of Common Shares (the "Additional Shares") and Purchase Rights (the "Additional Purchase Rights").  The Firm Shares and Purchase Rights (the "Initial Securities") to be purchased by the Underwriters and all or any of the Additional Shares and Additional Purchase Rights (the "Additional Securities") are hereinafter collectively sometimes referred to as the "Securities."  The Securities are described in the Prospectus which is referred to below.

The Company has prepared and filed, in accordance with the provisions of the Securities Act of 1933, as amended, and the rules and regulations thereunder (collectively, the "Act"), with the Securities and Exchange Commission (the "Commission") a registration statement on Form F-3 (File No. 333-192517) under the Act, including a prospectus, relating to the Securities, which registration statement incorporates by reference documents which the Company has filed, or will file, in accordance with the provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (collectively, the "Exchange Act").  Such registration statement has become effective under the Act.

Except where the context otherwise requires, "Registration Statement," as used herein, means the registration statement, as amended at the time of such registration statement's effectiveness for purposes of Section 11 of the Act, as such section applies to the respective Underwriters (the "Effective Time"), including (i) all documents filed as a part thereof or incorporated or deemed to be incorporated by reference therein, and (ii) any information contained or incorporated by reference in a prospectus filed with the Commission pursuant to Rule 424(b) under the Act, to the extent such information is deemed, pursuant to Rule 430B or 430C under the Act, to be part of the registration statement at the Effective Time.

The Company has furnished to you, for use by the Underwriters and by dealers in connection with the offering of the Securities, copies of one or more preliminary prospectus supplements, and the documents incorporated by reference therein, relating to the Securities.  Except where the context otherwise requires, "Pre-Pricing Prospectus", as used herein, means each such preliminary prospectus supplement, in the form so furnished, including any basic prospectus (whether or not in preliminary form) furnished to you by the Company and attached to or used with such preliminary prospectus supplement.  Except where the context otherwise requires, "Basic Prospectus", as used herein, means any such basic prospectus and any basic prospectus furnished to you by the Company and attached to or used with the Prospectus Supplement (as defined below).

Except where the context otherwise requires, "Prospectus Supplement", as used herein, means the final prospectus supplement, relating to the Securities, filed by the Company with the Commission pursuant to Rule 424(b) under the Act on or before the second business day after the date hereof (or such earlier time as may be required under the Act) in the form furnished by the Company to you for use by the Underwriters and by dealers in connection with the offering of the Securities.

Except where the context otherwise requires, "Prospectus", as used herein, means the Prospectus Supplement together with the Basic Prospectus attached to or used with the Prospectus Supplement.

"Permitted Free Writing Prospectuses", as used herein, means the documents listed on Schedule B attached hereto under the heading "Permitted Free Writing Prospectuses" and each "road show" (as defined in Rule 433 under the Act), if any, related to the offering of the Securities contemplated hereby that is a "written communication" (as defined in Rule 405 under the Act).  The Underwriters have not offered or sold and will not offer or sell, without the Company's consent, any Securities by means of any "free writing prospectus" (as defined in Rule 405 under the Act) that is required to be filed by the Underwriters with the Commission pursuant to Rule 433 under the Act, other than a Permitted Free Writing Prospectus.

"Covered Free Writing Prospectuses", as used herein, means (i) each "issuer free writing prospectus" (as defined in Rule 433(h)(1) under the Act), if any, relating to the Securities, which is not a Permitted Free Writing Prospectus and (ii) each Permitted Free Writing Prospectus.

"Disclosure Package", as used herein, means, collectively, with the pricing information set forth on Schedule B attached hereto under the heading "Pricing Information Provided Orally by Underwriters", the Pre-Pricing Prospectus and all Permitted Free Writing Prospectuses, if any, considered together. "Applicable Time", as used herein, means 8:00 A.M., New York City time, on February 12, 2014.

Any reference herein to the Registration Statement, any Basic Prospectus, any Pre-Pricing Prospectus, the Prospectus Supplement, the Prospectus or any Permitted Free Writing Prospectus shall be deemed to refer to and include the documents, if any, incorporated by reference, or deemed to be incorporated by reference, therein (the "Incorporated Documents"), including, unless the context otherwise requires, the documents, if any, filed as exhibits to such Incorporated Documents.  Any reference herein to the terms "amend," "amendment" or "supplement" with respect to the Registration Statement, any Basic Prospectus, any Pre-Pricing Prospectus, the Prospectus Supplement, the Prospectus or any Permitted Free Writing Prospectus shall be deemed to refer to and include the filing of any document under the Exchange Act on or after the initial effective date of the Registration Statement, or the date of such Basic Prospectus, such Pre-Pricing Prospectus, the Prospectus Supplement, the Prospectus or such Permitted Free Writing Prospectus, as the case may be, and deemed to be incorporated therein by reference.

As used in this Agreement, "business day" shall mean a day on which the Global Market tier of the Nasdaq Stock Market ("NASDAQ") is open for trading. The terms "herein", "hereof", "hereto", "hereinafter" and similar terms, as used in this Agreement, shall in each case refer to this Agreement as a whole and not to any particular section, paragraph, sentence or other subdivision of this Agreement. The term "or", as used herein, is not exclusive.

The Company and the Underwriters agree as follows:

1.             Sale and Purchase.  Upon the basis of the representations and warranties and subject to the terms and conditions herein set forth, the Company agrees to issue and sell to the respective Underwriters and each of the Underwriters, severally and not jointly, agrees to purchase from the Company the number of Initial Securities set forth opposite the name of such Underwriter in Schedule A attached hereto, subject to adjustment in accordance with Section 8 hereof, in each case at a purchase price of $5.90625 per Security.  The Company is advised by you that the Underwriters intend (i) to make a public offering of their respective portions of the Initial Securities as soon as in your judgment is advisable and (ii) initially to offer the Initial Securities upon the terms set forth in the Prospectus.  You may from time to time increase or decrease the public offering price after the initial public offering to such extent as you may determine.

In addition, the Company hereby grants to the several Underwriters the option to purchase, and upon the basis of the representations and warranties and subject to the terms and conditions herein set forth, the Underwriters shall have the right to purchase, severally and not jointly, from the Company, ratably in accordance with the number of Initial Securities to be purchased by each of them, all or a portion of the Additional Securities, at the same purchase price per Security to be paid by the Underwriters to the Company for the Initial Securities less an amount per Security equal to any dividend or distribution declared by the Company and payable on the Initial Securities but not payable on the Additional Securities.  The option to purchase Additional Securities may be exercised by Jefferies LLC ("Jefferies") on behalf of the several Underwriters at any time and from time to time on or before the thirtieth day following the date of the Prospectus, by written notice to the Company.  Such notice shall set forth the aggregate number of Additional Securities as to which such option is being exercised and the date and time when the Additional Securities are to be delivered (any such date and time being herein referred to as an "additional time of purchase"); provided, however, that no additional time of purchase shall be earlier than the "time of purchase" (as defined below) nor earlier than the second business day after the date on which such option shall have been exercised nor later than the tenth business day after the date on which such option shall have been exercised.  The number of Additional Securities to be sold to each Underwriter shall be the number which bears the same proportion to the aggregate number of Additional Securities being purchased as the number of Initial Securities set forth opposite the name of such Underwriter on Schedule A hereto bears to the total number of Initial Securities (subject, in each case, to such adjustment as Jefferies may determine to eliminate fractional shares), subject to adjustment in accordance with Section 8 hereof.

2.            Payment and Delivery.  Payment of the purchase price for the Initial Securities shall be made to the Company by federal funds wire transfer against delivery of the certificates for the Initial Securities to you through the facilities of The Depository Trust Company ("DTC") for the respective accounts of the Underwriters. Such payment and delivery shall be made at 10:00 A.M., New York City time, on February 18, 2014 (unless another time shall be agreed to by you and the Company or unless postponed in accordance with the provisions of Section 8 hereof).  The time at which such payment and delivery are to be made is hereinafter sometimes called the "time of purchase."  Electronic transfer of the Initial Securities shall be made to you at the time of purchase in such names and in such denominations as you shall specify.

Payment of the purchase price for the Additional Securities shall be made at the additional time of purchase in the same manner and at the same office and time of day as the payment for the Initial Securities. Electronic transfer of the Additional Securities shall be made to you at the additional time of purchase in such names and in such denominations as you shall specify.

Deliveries of the documents described in Section 6 hereof with respect to the purchase of the Securities shall be made at the offices of Gibson, Dunn & Crutcher LLP at 200 Park Avenue, New York, NY 10166, at 9:00 A.M., New York City time, on the date of the closing of the purchase of the Initial Securities or the Additional Securities, as the case may be.

3.             Representations and Warranties of the Company.  The Company represents and warrants to and agrees with each of the Underwriters that:

(a)         The Registration Statement has heretofore become effective under the Act; the Company has complied, to the Commission's satisfaction, with all requests of the Commission for additional supplemental information, if any; no stop order of the Commission preventing or suspending the use of any Basic Prospectus, any Pre-Pricing Prospectus, the Prospectus Supplement, the Prospectus or any Permitted Free Writing Prospectus, or the effectiveness of the Registration Statement has been issued, and no proceedings for such purpose have been instituted or, to the Company's knowledge, are contemplated by the Commission.

(b)         No Material Misstatements or Omissions.  The Registration Statement complied when it became effective, complies as of the date hereof and, as amended or supplemented, at the time of purchase, each additional time of purchase, if any, and at all times during which a prospectus is required by the Act to be delivered (whether physically or through compliance with Rule 172 under the Act or any similar rule) in connection with any sale of Securities, will comply, in all material respects, with the requirements of the Act; the conditions to the use of Form F-3 in connection with the offering and sale of the Securities as contemplated hereby have been satisfied; the Registration Statement meets, and the offering and sale of the Securities as contemplated hereby complies with, the requirements of Rule 415 under the Act; the Registration Statement did not, as of the Effective Time, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; each Pre-Pricing Prospectus complied, at the time it was filed with the Commission, and complies as of the date hereof, in all material respects, with the requirements of the Act; the Disclosure Package, as of the Applicable Time, did not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; each of the Prospectus Supplement and the Prospectus will comply, as of the date that it is filed with the Commission, the date of the Prospectus Supplement, the time of purchase, each additional time of purchase, if any, and at all times during which a prospectus is required by the Act to be delivered (whether physically or through compliance with Rule 172 under the Act or any similar rule) in connection with any sale of Securities, in all material respects, with the requirements of the Act (including, without limitation, Section 10(a) of the Act); at no time during the period that begins on the earlier of the date of the Prospectus Supplement and the date the Prospectus Supplement is filed with the Commission and ends at the later of the time of purchase, the latest additional time of purchase, if any, and the end of the period during which a prospectus is required by the Act to be delivered (whether physically or through compliance with Rule 172 under the Act or any similar rule) in connection with any sale of Securities did or will the Prospectus, as then amended or supplemented, include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representation or warranty with respect to any statement contained in the Registration Statement, the Disclosure Package or the Prospectus made in reliance upon and in conformity with information concerning an Underwriter and furnished in writing by or on behalf of such Underwriter through you to the Company expressly for use in the Registration Statement, the Disclosure Package or the Prospectus; each Incorporated Document, at the time such document was filed, or will be filed, with the Commission or at the time such document became or becomes effective, as applicable, complied or will comply, in all material respects, with the requirements of the Exchange Act and did not or will not, as applicable, include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(c)         Reports and Schedules.  The Company filed all reports, schedules, forms, statements or other documents required to be filed by the Company under the Act or Exchange Act, during the three years preceding the date hereof (the foregoing materials filed during such three-year period, including the exhibits thereto and documents incorporated by reference therein, the "SEC Reports") on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension; as of their respective filing or amendment dates, the SEC Reports complied in all material respects with the requirements of the Exchange Act; and as of their respective filing or amendment dates, the SEC Reports did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d)         No Distribution of Free Writing Prospectuses.  Prior to the execution of this Agreement, the Company has not, directly or indirectly, offered or sold any of the Securities by means of any "prospectus" (within the meaning of the Act) or used any "prospectus" (within the meaning of the Act) in connection with the offer or sale of the Securities, in each case other than the Pre-Pricing Prospectuses and the Permitted Free Writing Prospectuses, if any; the Company has not, directly or indirectly, prepared, used or referred to any Permitted Free Writing Prospectus except in compliance with Rule 163 or with Rules 164 and 433 under the Act; assuming that such Permitted Free Writing Prospectus is so sent or given after the Registration Statement was filed with the Commission (and after such Permitted Free Writing Prospectus was, if required pursuant to Rule 433(d) under the Act, filed with the Commission), the sending or giving, by any Underwriter, of any Permitted Free Writing Prospectus will satisfy the provisions of Rule 164 and Rule 433 (without reliance on subsections (b), (c) and (d) of Rule 164); the conditions set forth in one or more of subclauses (i) through (iv), inclusive, of Rule 433(b)(1) under the Act are satisfied, and the registration statement relating to the offering of the Securities contemplated hereby, as initially filed with the Commission, includes a prospectus that, other than by reason of Rule 433 or Rule 431 under the Act, satisfies the requirements of Section 10 of the Act; neither the Company nor the Underwriters are disqualified, by reason of subsection (f) or (g) of Rule 164 under the Act, from using, in connection with the offer and sale of the Securities, "free writing prospectuses" (as defined in Rule 405 under the Act) pursuant to Rules 164 and 433 under the Act; the Company is not an "ineligible issuer" (as defined in Rule 405 under the Act) as of the eligibility determination date for purposes of Rules 164 and 433 under the Act with respect to the offering of the Securities contemplated by the Registration Statement, without taking into account any determination by the Commission pursuant to Rule 405 under the Act that it is not necessary under the circumstances that the Company be considered an "ineligible issuer"; the parties hereto agree and understand that the content of any and all "road shows" (as defined in Rule 433 under the Act) related to the offering of the Securities contemplated hereby is solely the property of the Company.

(e)           Independent Accountants.  Ernst & Young (Hellas) Certified Auditors Accountants S.A. ("EY") and Deloitte Hadjipavlou, Sofianos & Cambanis S.A ("Deloitte"), the accountants who expressed their opinion on the annual consolidated financial statements of the Company incorporated by reference in the Registration Statement, are each independent public accountants as required by the Act.

(f)           No Restrictions.  There are no restrictions on subsequent transfers of the Securities under the Company's or any Subsidiary's (as defined below) organizational documents or the laws of the Republic of The Marshall Islands.

(g)           Financial Statements; Non-GAAP Financial Measures.  The financial statements included in the Registration Statement, the Disclosure Package and the Prospectus, together with the related schedules and notes, present fairly the financial position of the Company and its consolidated subsidiaries at the dates indicated and the statement of operations, stockholders' equity and cash flows of the Company and its consolidated subsidiaries for the periods specified; said financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved. The supporting schedules, if any, present fairly in accordance with GAAP the information required to be stated therein. The selected financial data and the summary financial information included in the documents in the Disclosure Package and in the Prospectus constitute a fair summary of the information purported to be summarized and have been compiled on a basis consistent with that of the audited financial statements included in the Registration Statement. No other financial statements or supporting schedules are required to be included or incorporated by reference in the Registration Statement, the Disclosure Package or the Prospectus under the Act except as so included or incorporated by reference. All disclosures contained in the Registration Statement, the Disclosure Package or the Prospectus or incorporated by reference therein regarding "non GAAP financial measures" (as such term is defined by the applicable rules and regulations of the Commission) comply with Regulation G of the Exchange Act and Item 10 of Regulation S-K of the Act to the extent applicable.

(h)           No Dividends or Incurred Liabilities.  Subsequent to the respective dates as of which information is presented in the Registration Statement, the Disclosure Package and the Prospectus, and except as disclosed in the Registration Statement, the Disclosure Package and the Prospectus, the Company has not declared, paid or made any dividends or other distributions of any kind on or in respect of its capital stock.  Since the date of the latest balance sheet presented in the Registration Statement, the Disclosure Package and the Prospectus, neither the Company nor any Subsidiary has incurred or undertaken any liabilities or obligations, whether direct or indirect, liquidated or contingent, matured or unmatured, or entered into any transactions, including any acquisition or disposition of any business or asset, which are material to the Company and the Subsidiaries taken as a whole, except for liabilities, obligations and transactions which are disclosed in the Registration Statement and the Prospectus.

(i)         No Material Adverse Change in Business. Subsequent to the respective dates as of which information is given in the Registration Statement, the Disclosure Package and the Prospectus, in each case excluding any amendments or supplements to the foregoing made after the execution of this Agreement, (i) there has not occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its Subsidiaries, taken as a whole, from that set forth in the Disclosure Package (a "Material Adverse Effect"), (ii) there have been no transactions entered into by the Company or any of its Subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and its Subsidiaries, taken as a whole and (iii) the Company and its Subsidiaries, taken as a whole, have not incurred any material liability or obligation, indirect, direct or contingent, including without limitation any losses or interference with its business from fire, explosion, flood, earthquakes, accident or other calamity, whether or not covered by insurance, or from any strike, labor dispute or court or governmental action, order or decree, that are material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole, or has entered into any transactions not in the ordinary course of business.

(j)           Subsidiaries.  The name and jurisdiction of incorporation or formation of each direct or indirect subsidiary of the Company as of the date hereof (each a "Subsidiary" and, collectively, the "Subsidiaries") is disclosed in the Registration Statement, the Disclosure Package and the Prospectus.  Except for the Subsidiaries and Box Ships Inc., a Marshall Islands corporation that was formerly a wholly-owned subsidiary of the Company and of which the Company owns approximately 13.6% of the issued and outstanding shares of Common Shares, the Company holds no ownership or other interest, nominal or beneficial, direct or indirect, in any corporation, partnership, joint venture or other business entity.  Except as otherwise disclosed in the Registration Statement, the Disclosure Package and the Prospectus, no director, officer or key employee of the Company named in the Prospectus holds any direct equity, debt or other pecuniary interest in the Subsidiaries or any Person with whom the Company or any Subsidiary does business or is in privity of contract with, other than, in each case, indirectly through the ownership by such individuals of Common Shares.  All of the issued and outstanding capital stock of each such Subsidiary has been duly authorized and validly issued and is fully paid and non assessable and is owned by the Company, directly or through wholly-owned Subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity except for those arising under any credit facility or loan agreement ("Credit Facilities") to which the Company or any of its Subsidiaries is a party as disclosed in the Registration Statement, Disclosure Package and the Prospectus; none of the outstanding shares of capital stock of any Subsidiary was issued in violation of the preemptive or similar rights of any security holder of such Subsidiary.

(k)           Formation and Power.  Each of the Company and the Subsidiaries has been duly incorporated, formed or organized, and validly exists as a corporation, partnership or limited liability company in good standing under the laws of its jurisdiction of incorporation, formation or organization.  Each of the Company and the Subsidiaries has all requisite power and authority to carry on its business as it is currently being conducted and as described in the Registration Statement, the Disclosure Package and the Prospectus, and to own, lease and operate its respective properties.  Each of the Company and the Subsidiaries is duly qualified to do business and is in good standing as a foreign corporation, partnership or limited liability company in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except, in each case, for those failures to be so qualified or in good standing which (individually and in the aggregate) would not reasonably be expected to have a Material Adverse Effect.

(l)           Capitalization.  As of the dates indicated in the Registration Statement, the Disclosure Package and the Prospectus, the authorized, issued and outstanding shares of capital stock of the Company were as set forth in the Registration Statement, the Disclosure Package and the Prospectus in the column headed "Actual" and "As Adjusted" under the section thereof captioned "Capitalization" and, after giving effect to the Offering and the other transactions (excluding the offer and sale of the Additional Securities) contemplated by this Agreement, the Registration Statement, the Disclosure Package and the Prospectus, will be as set forth in the column headed "As Further Adjusted" in such section.  All of the issued and outstanding shares of capital stock of the Company are fully paid and non-assessable and have been duly and validly authorized and issued, in compliance with all applicable state, federal and foreign securities laws and not in violation of or subject to any preemptive or similar right that does or will entitle any Person (as defined below), upon the issuance or sale of any security, to acquire from the Company or any Subsidiary any Relevant Security.  As used herein, the term "Relevant Security" means any Common Shares or other security of the Company or any Subsidiaries that is convertible into, or exercisable or exchangeable for Common Shares or equity securities, or that holds the right to acquire any Common Shares or equity securities of the Company or any Subsidiary or any other such Relevant Security, except for such rights as may have been fully satisfied or waived prior to the effectiveness of the Registration Statement.  As used herein, the term "Person" means any foreign or domestic individual, corporation, trust, partnership, joint venture, limited liability company or other entity.  Except as set forth in, or contemplated by, the Registration Statement, the Disclosure Package and the Prospectus, on the Effective Date, there will be no options, warrants, or other rights to purchase or otherwise acquire any authorized, but unissued Common Shares or any security convertible into Common Shares, or any contracts or commitments to issue or sell Common Shares or any such options, warrants, rights or convertible securities.

(m)           Authorization and Description of Securities. The Securities have been duly authorized and reserved for issuance and, when issued and paid for, will be duly and validly issued, fully paid and non-assessable, will have been issued in compliance with all applicable state, federal and foreign securities laws and will not have been issued in violation of or subject to any preemptive or similar right that does or will entitle any Person to acquire any Relevant Security from the Company or any Subsidiaries upon issuance or sale of the Securities in the Offering.  The Securities conform to the descriptions thereof contained in the Registration Statement, the Disclosure Package and the Prospectus. Except as disclosed in the Registration Statement, the Disclosure Package and the Prospectus, neither the Company nor any Subsidiaries has outstanding warrants, options to purchase, or any preemptive rights or other rights to subscribe for or to purchase, or any contracts or commitments to issue or sell, any Relevant Security.  The Common Shares are listed on the NASDAQ.  The Company is not in default of any listing requirements of the NASDAQ applicable to the Company, and the Company has taken no action designed to, or likely to have the effect of, de-listing the Common Shares from the NASDAQ, nor has the Company received any notification that NASDAQ has initiated proceedings to terminate such listing.

(n)           Authorization of Agreement.  This Agreement and each document and instrument to be delivered by the Company hereunder has been duly authorized, executed and delivered by the Company. The Company has full right, power and authority to execute and deliver this Agreement and all other agreements, documents, certificates and instruments required to be delivered pursuant to this Agreement.

(o)           Rights Agreement.  The Rights Agreement between the Company and the Rights Agent constitutes a valid and binding agreement of each such party enforceable against each such party in accordance with its terms; and when issued in accordance with the terms of the Rights Agreement, the preferred stock purchase rights constitute valid and binding obligations of the Company and the Registration Statement, the Disclosure Package and the Prospectus contain a summary of the terms of the Rights Agreement, which summary is accurate and complete in all material respects.

(p)           Agreements.  Neither the Company nor any Subsidiaries has sent or received any communication regarding termination of, or intent not to renew, any of the contracts or agreements referred to or described in the Registration Statement, the Disclosure Package and the Prospectus, or referred to or described in, or filed as an exhibit to, the Registration Statement or any document incorporated by reference therein (including, without limitation, all charter parties to which the Company or any Subsidiary is a party), and no such termination or non-renewal has been threatened by the Company or any of its Subsidiaries or, to the Company's knowledge, any other party to any such contract or agreement. Any descriptions of the terms of any of the foregoing contracts and agreements that are contained in the Registration Statement, the Disclosure Package and the Prospectus are accurate and complete in all material respects.

(q)         Absence of Defaults and Conflicts. The execution and delivery by the Company of, and the performance by the Company of its obligations under, this Agreement and each agreement which is described in or filed as an exhibit to the Registration Statement or any Incorporated Document (each, a "Filed Agreement") will not contravene any provision of applicable law or the amended and restated articles of incorporation or by laws of the Company or any agreement or other instrument binding upon the Company or any of its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or any Subsidiary; and no consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by the Company of its obligations under this Agreement and each of the Filing Agreements, except such as may be required by the securities or Blue Sky laws of the various states in connection with the offer and sale of the Shares or the Financial Industry Regulatory Authority, Inc. ("FINRA").

(r)           Absence of Labor Dispute.  No labor dispute with the employees of the Company, Allseas Marine S.A., any of the Company's other affiliates (as used herein, as that term is defined under the Act) or any Subsidiary exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or any Subsidiary's principal suppliers, manufacturers, customers or contractors, which would result in a Material Adverse Effect.

(s)           Absence of Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency or body, domestic or foreign, now pending, or, to the knowledge of the Company, threatened, against or affecting the Company or any Subsidiary, which is required to be disclosed in the Registration Statement, the Disclosure Package or the Prospectus, or which could reasonably be expected to result in a Material Adverse Effect, or which could reasonably be expected to materially and adversely affect the properties or assets thereof or the consummation of the transactions contemplated in this Agreement or the performance by the Company of its obligations hereunder; the aggregate of all pending legal or governmental proceedings to which the Company or any Subsidiary is a party or of which any of their respective property or assets is the subject which are not described in the Registration Statement, the Disclosure Package and the Prospectus, including ordinary routine litigation incidental to the business, would not result in a Material Adverse Effect.

(t)           Accuracy of Exhibits. There are no contracts, instruments or documents which are required to be described in the Registration Statement, the Disclosure Package or the Prospectus or the documents incorporated by reference therein or to be filed as exhibits thereto which have not been so described and filed as required.

(u)           Possession of Intellectual Property. The Company and the Subsidiaries own or possess, or can acquire on reasonable terms, adequate patents, patent rights, licenses, inventions, copyrights, know how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property (collectively, "Intellectual Property") necessary to carry on the business now operated by them in any material respect, and none of the Company or any Subsidiary has received any notice or is otherwise aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances which would render any Intellectual Property invalid or inadequate to protect the interest of the Company or any Subsidiary therein, and which infringement or conflict (in the case of any unfavorable decision, ruling or finding) or invalidity or inadequacy, singly or in the aggregate, would result in a Material Adverse Effect.

(v)           Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court, governmental authority or agency or self-regulatory organization or other non-governmental regulatory authority or approval of the Company's shareholders, is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance and sale of the Securities hereunder or the consummation of the transactions contemplated by this Agreement, except (i) the filing of the Statement of Designation with the Registrar of Corporations of the Republic of The Marshall Islands, (ii) such as have been already obtained as of the Applicable Time or as may be required under the Act, state securities laws or the rules and regulations of the NASDAQ) and (iii) under the by-laws and rules of FINRA.

(w)           Absence of Manipulation. Neither the Company nor any affiliate of the Company has taken, nor will the Company or any affiliate take, directly or indirectly, any action which is designed to or which has constituted or which would be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(x)           Possession of Licenses and Permits. The Company and each Subsidiary possess such permits, licenses, certificates, approvals, financial assurances, consents and other authorizations (collectively, "Governmental Licenses") issued by the appropriate international, national, state or local regulatory agencies or bodies (collectively, "Governmental Authorities") necessary to conduct the business now operated by them, except where the failure so to possess would not, singly or in the aggregate, result in a Material Adverse Effect; the Company and each Subsidiary are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, result in a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, result in a Material Adverse Effect; and none of the Company or any of the Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect.

(y)           Title to Property. The Company and each Subsidiary has good and marketable title to all real property owned by them and good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as: (i) are described in the Registration Statement, Disclosure Package and Prospectus or (ii) would not, singly or in the aggregate, result in a Material Adverse Effect; and all of the leases and subleases material to the business of the Company and its Subsidiaries, considered as one enterprise, and under which the Company or any of its Subsidiaries holds properties described in the Registration Statement, the Disclosure Package and the Prospectus, are in full force and effect, and neither the Company nor any Subsidiary has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any Subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or such Subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease in any material respect.

(z)            Vessels.

(i)           Each of the vessels described in the Registration Statement, the Disclosure Package and the Prospectus as being owned by the Company or any Subsidiary as described therein ("Owned Vessels") has been duly and validly registered in the name of a Subsidiary under the laws and regulations and flag of the nation of its registration and is owned directly by the Company or such Subsidiary free and clear of all liens, claims, security interests or other encumbrances, except such as are described in or contemplated by the Registration Statement, the Disclosure Package and the Prospectus.  Each such Subsidiary has good title to the applicable Owned Vessel, free and clear of all mortgages, pledges, liens, security interests and claims and all defects of the title of record except for those liens arising under Credit Facilities, each as disclosed in the Registration Statement, the Disclosure Package and the Prospectus.

(ii)           Each memorandum of agreement or option agreement to which the Company or any of its Subsidiaries is a party to purchase any vessels as described in the Registration Statement, the Disclosure Package and the Prospectus has been duly authorized and has been executed and delivered by the respective parties thereto, and the Company has no reason to believe that such agreements do not constitute valid and binding agreements of each such party enforceable in all material respects against each such party in accordance with its terms.  Upon exercise of its rights to acquire any vessel as provided for in any such memorandum of agreement or option agreement, the Company or applicable Subsidiary will have an enforceable right to acquire the vessel subject to the same.

(iii)           Any vessel currently being built for the Company or any Subsidiary (a "NewBuild Vessel") is disclosed in the Registration Statement, the Disclosure Package and the Prospectus.  Each applicable Subsidiary has all rights, title and interest as purchaser of each NewBuild Vessel under a shipbuilding contract for such NewBuild Vessels (each, a "Shipbuilding Contract"), free of any mortgages, pledges, liens, security interests, claims, restrictions or encumbrances except for those liens arising under Credit Facilities or as disclosed in the Registration Statement, the Disclosure Package and the Prospectus and all instalments which were due to be paid under each Shipbuilding Contract up to and including the date hereof have been duly paid and there are no defaults or breaches by the applicable Subsidiary or, to the Company's knowledge, by the builder of the applicable NewBuild Vessel, under any Shipbuilding Contract, in any such case which would permit the builder to terminate such Shipbuilding Contract or entitle the builder to delay delivery of the applicable NewBuild Vessel for more than ten (10) days.  Each Shipbuilding Contract has been duly authorized and has been executed and delivered by the respective parties thereto, and the Company has no reason to believe that such agreements do not constitute valid and binding agreements of each such party enforceable in all material respects against each such party in accordance with its terms.

(iv)           Each of the Owned Vessels is in good standing with respect to the payment of past and current taxes, fees and other amounts payable under the laws of the jurisdiction in which it is registered, except where such lien or defect of title or record would not result in a Material Adverse Effect.

(v)           Each of the Owned Vessels is operated in compliance with the rules, codes of practice, conventions, protocols, guidelines or similar requirements or restrictions imposed, published or promulgated by any governmental authority, classification society or insurer applicable to the respective Owned Vessel (collectively, "Maritime Guidelines") and all applicable international, national, state and local conventions, laws, regulations, orders, governmental licenses and other requirements (including, without limitation, all Environmental Laws), in each case as in effect on the date hereof, except where such failure to be in compliance would not result in a Material Adverse Effect. The Company and each applicable Subsidiary are qualified to own or lease, as the case may be, and operate such Owned Vessels under all applicable international, national, state and local conventions, laws, regulations, orders, governmental licenses and other requirements (including, without limitation, all Environmental Laws) and Maritime Guidelines, including the laws, regulations and orders of each such vessel's flag state, in each case as in effect on the date hereof, except where such failure to be so qualified would not result in a Material Adverse Effect.

(vi)           Each of the Owned Vessels is classed by a classification society which is a full member of the International Association of Classification Societies and such Owned Vessels are in class with valid class and trading certificates, without any overdue recommendations, in each case based on the classification and certification requirements in effect on the date hereof.

(aa)           Investment Company Act. The Company is not required, and upon the issuance and sale of the Securities as contemplated by this Agreement and the application of the net proceeds therefrom as described in the Registration Statement, the Disclosure Package and the Prospectus will not be required, to register as an "investment company" under the Investment Company Act of 1940, as amended (the "1940 Act").

(bb)           Compliance with Environmental Laws.  (i) Neither the Company nor any of its Subsidiaries is in violation of any applicable international, national, state or local convention, law, regulation, order, Governmental License, convention, treaty (including those promulgated by the International Maritime Organization) or other requirement relating to pollution or protection of human health or safety (as they relate to exposure to Materials of Environmental Concern (as defined below)) or protection of the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or protection of natural resources, including without limitation, conventions, laws or regulations relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum, petroleum products or other hydrocarbons (collectively, "Materials of Environmental Concern"), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern (collectively, "Environmental Laws"), nor has the Company or any Subsidiary received any written communication, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that the Company or any such Subsidiary is in violation of any Environmental Law or Governmental License required pursuant to Environmental Law; except, in each case, as would not, individually or in the aggregate, have a Material Adverse Effect; (ii) there is no claim, action or cause of action filed with a court or Governmental Authority and no investigation, or other action with respect to which the Company or any Subsidiary has received written notice alleging potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys' fees or penalties arising out of, based on or resulting from the presence, or release into the environment, of any Material of Environmental Concern at any location owned, leased or operated by the Company or any Subsidiary, now or in the past, or from any vessel owned, leased or operated by the Company or any Subsidiary, now or in the past (collectively, "Environmental Claim"), pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary or any person or entity whose liability for any Environmental Claim the Company or any Subsidiary has retained or assumed either contractually or by operation of law, except as would not, individually or in the aggregate, have a Material Adverse Effect; (iii) to the knowledge of the Company, there are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the release, emission, discharge, presence or disposal of any Material of Environmental Concern, that reasonably would be expected to result in a violation of any Environmental Law, require expenditures to be incurred pursuant to Environmental Law, or form the basis of an Environmental Claim against the Company, any Subsidiary or against any person or entity whose liability for any Environmental Claim the Company or any Subsidiary has retained or assumed either contractually or by operation of law, except as would not, individually or in the aggregate, have a Material Adverse Effect (for the avoidance of doubt, the operation of vessels in the ordinary course of business shall not be deemed, by itself, an action, activity, circumstance or condition set forth in this clause (iii)); and (iv) none of the Company or any Subsidiary is subject to any pending proceeding under Environmental Law to which a Governmental Authority is a party and which the Company reasonably believes is likely to result in monetary sanctions of US$100,000 or more.

(cc)           Effect of Environmental Laws. The Company has reasonably concluded that any existing compliance and remediation costs and liabilities arising under Environmental Laws and resulting from the business, operations or properties of the Company or any Subsidiary would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, except as set forth in or contemplated in the Registration Statement, the Disclosure Package and the Prospectus.

(dd)           Periodic Review of Costs of Environmental Compliance. In the ordinary course of its business, the Company conducts a periodic review of the effect of Environmental Laws on the business, operations and properties of the Company and its subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties).  No facts or circumstances have come to the Company's attention that could result in costs or liabilities that could be expected, individually or in the aggregate, to have a Material Adverse Effect.

(ee)           Registration Rights. Except as disclosed in the Registration Statement, the Disclosure Package and the Prospectus, there are no persons with registration rights or other similar rights to have any securities registered pursuant to the Registration Statement or otherwise registered by the Company under the Act, which have not been validly waived in connection with the transactions contemplated by this Agreement and the 90-day period after the date hereof as described in the Registration Statement, the Disclosure Package and the Prospectus.

(ff)           Accounting Controls. The Company and each of its Subsidiaries maintain effective internal control over financial reporting (as defined under Rule 13a-15 and 15d-15 under the Exchange Act) and a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Since the end of the Company's most recent audited fiscal year, there has been (A) no material weakness in the Company's internal control over financial reporting (whether or not remediated) and (B) no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.  The Company and its consolidated subsidiaries maintain an effective system of disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and is accumulated and communicated to the Company's management, including its principal executive officer or officers and principal financial officer or officers, appropriate, to allow timely decisions regarding disclosure.

(gg)           Compliance with the Sarbanes-Oxley Act.  There is and has been no failure on the part of the Company or any of the Company's directors or officers, in their capacities as such, to comply in all material respects with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder or implementing the provisions thereof (the "Sarbanes-Oxley Act") that are in effect and which the Company is required to comply with.

(hh)           Taxes. No capital gains, income, withholding or other taxes are payable by or on behalf of the Underwriters to the Republic of Greece, the Republic of The Marshall Islands (assuming that none of the Underwriters are citizens or residents of the Republic of The Marshall Islands or are carrying on business or conducting transactions in the Republic of The Marshall Islands), or Liberia, or to any political subdivision or taxing authority thereof or therein in connection with the issuance, sale and delivery by the Company of the Securities to or for the respective accounts of the Underwriters.

(ii)           Payment of Taxes.  All United States federal income tax returns of the Company and its Subsidiaries required by law to be filed have been filed and all taxes shown by such returns or otherwise assessed, which are due and payable, have been paid, except assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided.  The United States federal income tax returns of the Company through the fiscal year ended December 31, 2013 have been filed and no assessment in connection therewith has been made against the Company.  The Company and Subsidiaries have filed all other tax returns that are required to have been filed by them pursuant to applicable foreign, state, local or other law except insofar as the failure to file such returns would not result in a Material Adverse Effect and has paid all taxes due pursuant to such returns or pursuant to any assessment received by the Company and Subsidiaries, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided.  The charges, accruals and reserves on the books of the Company in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or re-assessments for additional income tax for any years not finally determined, except to the extent of any inadequacy that would not result in a Material Adverse Effect.

(jj)           Transfer Taxes. There are no documentary, stamp or other issuance or transfer taxes or duties or similar fees or charges under U.S. federal law or the laws of any U.S. state, the Republic of The Marshall Islands (assuming that none of the Underwriters are citizens or residents of the Republic of The Marshall Islands or are carrying on business or conducting transactions in the Republic of The Marshall Islands), Liberia or Greece, or any political subdivision of any thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance, sale and delivery by the Company of the Securities to or for the respective accounts of the Underwriters.

(kk)     Insurance. The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged, including, but not limited to, policies covering real and personal property owned or leased by the Company and its Subsidiaries against theft, damage, destruction, acts of vandalism, war risks, and earthquakes and total loss from collision, fire, grounding and engine breakdown; neither the Company nor any of its Subsidiaries has been refused any insurance coverage sought or applied for; neither the Company nor any of its Subsidiaries is currently required to make any payment, or is aware of any facts which would require the Company or any of its Subsidiaries to make any payment, in respect of a call by, or a contribution to, any insurance club; and neither the Company nor any of its Subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a material adverse effect on the Company and its Subsidiaries, taken as a whole, except as described in the Disclosure Package.

(ll)           Statistical and Market-Related Data. Any statistical and market-related data included in the Registration Statement, the Disclosure Package and the Prospectus are based on or derived from sources that the Company believes to be reliable and accurate and, to the extent required, the Company has obtained the written consent to the use of such data from such sources.

(mm)       Pending Proceedings and Examinations. The Registration Statement is not the subject of a pending proceeding or examination under Section 8(d) or 8(e) of the Act, and the Company is not the subject of a pending proceeding under Section 8A of the Act in connection with the offering of the Securities.

(nn)         Related Party Transactions.  Except in each case as disclosed in the Registration Statement, the Disclosure Package and the Prospectus:

(i)           there are no business or family relationships or related party transactions involving the Company, any Subsidiary or any other Person required to be described in the Registration Statement, the Disclosure Package or the Prospectus that have not been described as required;

(ii)           no relationship, direct or indirect, exists between or among the Company or any Subsidiary on the one hand, and the directors, officers, control persons, customers or suppliers of the Company, any Subsidiary or the Company's affiliates on the other hand, which is required to be described in the Registration Statement, the Disclosure Package or the Prospectus or a document incorporated by reference therein and which is not so described;

(iii)           there are no transactions, arrangements or other relationships between and/or among the Company or any Subsidiary, any of their affiliates  and any unconsolidated entity, including, but not limited to, any structure finance, special purpose or limited purpose entity that could reasonably be expected to materially affect the Company's or any Subsidiary's liquidity or the availability of or requirements for its capital resources required to be described in the Registration Statement, the Disclosure Package and the Prospectus or a document incorporated by reference therein which have not been described as required; and

(iv)           there are no outstanding loans, advances (except normal advances for business expenses in the ordinary course of business) or guarantees or indebtedness by the Company or any Subsidiary to or for the benefit of any of the officers or directors of the Company or any Subsidiary or any of their respective family members.  All transactions by the Company or any Subsidiary with officers, directors or control persons of the Company have been duly approved by the Board of Directors of the Company or duly appointed committees thereof.

(oo)           No Unlawful Contributions or Other Payments.  Neither the Company nor any of its Subsidiaries nor, to the best of the Company's knowledge, any employee or agent of the Company or any Subsidiary, has made any contribution or other payment to any official of, or candidate for, any federal, state or foreign office in violation of any law or of the character required to be disclosed in the Registration Statement, the Pre-Pricing Prospectus or the Prospectus.

(pp)           Foreign Corrupt Practices. Neither the Company nor any of its Subsidiaries or affiliates, nor any director or officer,  nor, to the Company's knowledge, any employee, agent or representative of the Company or of any of its Subsidiaries or affiliates, has taken or will take any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any "government official" (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to influence official action or secure an improper advantage; and the Company and its Subsidiaries and affiliates have conducted their businesses in compliance with applicable anti-corruption laws and have instituted and maintain and will continue to maintain policies and procedures designed to promote and achieve compliance with such laws and with the representation and warranty contained herein.

(qq)           Money Laundering Laws. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA PATRIOT Act"), and the applicable anti-money laundering statutes of jurisdictions where the Company and its Subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "Anti-Money Laundering Laws"), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Company, threatened; the Company acknowledges that, in accordance with the requirements of the USA PATRIOT Act, the Underwriters are required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and address of their respective clients, as well as other information that will allow the Underwriters to properly identify their respective clients.

(rr)           OFAC.

(i)           The Company represents that neither the Company nor any of its Subsidiaries (collectively, the "Entity") or any director, officer, employee, agent, affiliate or representative of the Entity, is a Person that is, or is owned or controlled by a Person that is: (A) the subject of any sanctions administered or enforced by the U.S. Department of Treasury's Office of Foreign Assets Control ("OFAC"), the United Nations Security Council ("UNSC"), the European Union ("EU"), Her Majesty's Treasury ("HMT"), or other relevant sanctions authority (collectively, "Sanctions"), nor (B) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Burma/Myanmar, Cuba, Iran, Libya, North Korea, Sudan and Syria);

(ii)           the Entity represents and covenants that it will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other Person: (A) to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or (B) in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise).

(ss)          Commissions and Fees.  Except as disclosed in the Registration Statement, the Disclosure Package and the Prospectus, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or any Underwriter for a brokerage commission, finder's fee or other like payment in connection with the transactions contemplated by this Agreement, the Registration Statement, the Disclosure Package and the Prospectus or, to the Company's knowledge, any arrangements, agreements, understandings, payments or issuance with respect to the Company or any of its officers, directors, shareholders, partners, employees, Subsidiaries or affiliates that may affect the Underwriters' compensation as determined by FINRA.

(tt)           No Association with FINRA.  Neither the Company nor any of its officers, directors, employees or affiliates directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, or is a person associated with (within the meaning of Article I (dd) of the bylaws of the FINRA), any member firm of the FINRA.

(uu)          No Outstanding Loans or Other Indebtedness.  There are no outstanding loans, advances (except normal advances for business expenses in the ordinary course of business) or guarantees or indebtedness by the Company to or for the benefit of any of the officers or directors of the Company or any of the family members of any of them.

(vv)           Lending Relationship. Except as disclosed in the Registration Statement, the Disclosure Package and the Prospectus, the Company does not have any material lending or other relationship with any bank or lending affiliate of any Underwriter.

(ww)           Immunity from Jurisdiction.  Neither the Company nor any Subsidiary or any of their respective properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of the United States, the Republic of The Marshall Islands, Liberia, Hong Kong or Greece or any political subdivisions thereof.

(xx)           Foreign Private Issuer Status. The Company is a "foreign private issuer" as defined in Rule 405 of the Act.

(yy)           PFIC Status. The Company did not qualify as a "passive foreign investment company" ("PFIC") within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended, for its most recently completed taxable year, if any.

(zz)           Dividends and Distributions.  Except as disclosed in the Registration Statement, the Disclosure Package and the Prospectus, the Company is not prohibited, directly or indirectly, from paying any dividends, from making any other distribution, from repaying any loans or advances or from transferring any of its property or assets.  All dividends and other distributions declared and payable on the shares of capital stock of the Company may, under the current laws and regulations of the Republic of The Marshall Islands, Greece and any political subdivisions thereof, be paid in United States dollars and may be freely transferred out of the Republic of The Marshall Islands or Greece and all such dividends and other distributions will not be subject to withholding or other taxes under the laws and regulations of the Republic of The Marshall Islands (so long as not paid to a citizen or resident of the Republic of The Marshall Islands) or Greece and are otherwise free and clear of any other tax, withholding or deduction and without the necessity of obtaining any consents, approvals, authorizations, orders, licenses, registrations, clearances and qualifications of or with any court or governmental agency or body or any stock exchange authority in the Republic of The Marshall Islands or Greece.

(aaa)           Distributions from Subsidiaries. There are no encumbrances or restrictions on the ability of any Subsidiary: (i) to pay dividends or make other distributions on such Subsidiary's capital stock or to pay any indebtedness to the Company and any such dividends and other distributions, under the current laws and regulations of the jurisdictions where such Subsidiaries are organized, may be freely transferred out of such jurisdictions and all such dividends and other distributions will not be subject to withholding or other taxes under the laws and regulations of such jurisdictions, (ii) to make loans or advances or pay any indebtedness to the Company or (iii) to transfer any of its property or assets to the Company.

(bbb)           Forward-Looking Statements. Each "forward-looking statement" (within the meaning of Section 27A of the Act or Section 21E of the Exchange Act) contained in the Registration Statement, the Disclosure Package and the Prospectus has been made or reaffirmed with a reasonable basis and has been disclosed in good faith.

(ccc)           Submission to Jurisdiction. The Company has the power to submit, and pursuant to Section 16 of this Agreement has legally, validly, effectively and irrevocably submitted, to the jurisdiction of any federal or state court in the State of New York, County of New York, and has the power to designate, appoint and empower, and pursuant to Section 16 of this Agreement has legally, validly and effectively designated, appointed and empowered, an agent for service of process in any suit or proceeding based on or arising under this Agreement in any federal or state court in the State of New York.

(ddd)           XBRL.  The interactive data in eXtensibile Business Reporting Language included or incorporated by reference in the Registration Statement fairly presents the information called for in all material respects and has been prepared in accordance with the Commission's rules and guidelines applicable thereto.

(eee)           Distributions and Redemptions.  Except as disclosed in the Registration Statement, the Disclosure Package and the Prospectus, There are no limitations on the ability of the Company to make distributions in respect of or to redeem the Securities.
(fff)           Lock-Up Agreements.   The Company has obtained for the benefit of the Underwriters the agreement (a "Lock-Up Agreement"), in the form set forth as Exhibit A hereto, of each of its directors and officers listed in Exhibit A-1.  If any additional persons shall become directors or executive officers of the Company prior to the end of the Lock-Up Period (as defined below), the Company shall cause each such person, prior to or contemporaneously with their appointment or election as a director or executive officer of the Company, to execute and deliver to Jefferies a Lock-up Agreement.

In addition, any certificate signed by any officer of the Company or any of the Subsidiaries and delivered to any Underwriter or counsel for the Underwriters in connection with the offering of the Securities shall be deemed to be a representation and warranty by the Company, as to matters covered thereby, to each Underwriter.

4.           Certain Covenants of the Company.  The Company hereby agrees:

(a)           to furnish such information as may be required and otherwise to cooperate in qualifying the Securities for offering and sale under the securities or blue sky laws of such states or other jurisdictions as you may designate and to maintain such qualifications in effect so long as you may request for the distribution of the Securities; provided, however, that the Company shall not be required to qualify as a foreign corporation or to consent to the service of process under the laws of any such jurisdiction (except service of process with respect to the offering and sale of the Securities); and to promptly advise you of the receipt by the Company of any notification with respect to the suspension of the qualification of the Securities for offer or sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

(b)           to make available to the Underwriters in New York City, as soon as practicable after this Agreement becomes effective, and thereafter from time to time to furnish to the Underwriters, as many copies of the Prospectus (or of the Prospectus as amended or supplemented if the Company shall have made any amendments or supplements thereto after the effective date of the Registration Statement) as the Underwriters may request for the purposes contemplated by the Act; in case any Underwriter is required to deliver (whether physically or through compliance with Rule 172 under the Act or any similar rule), in connection with the sale of the Securities, a prospectus after the nine-month period referred to in Section 10(a)(3) of the Act, or after the time a post-effective amendment to the Registration Statement is required pursuant to Item 512(a) of Regulation S-K under the Act, the Company will prepare, at its expense, promptly upon request such amendment or amendments to the Registration Statement and the Prospectus as may be necessary to permit compliance with the requirements of Section 10(a)(3) of the Act or Item 512(a) of Regulation S-K under the Act, as the case may be;

(c)           if, at the time this Agreement is executed and delivered, it is necessary or appropriate for a post-effective amendment to the Registration Statement to be filed with the Commission and become effective before the Securities may be sold, the Company will use its best efforts to cause such post-effective amendment or such Registration Statement to be filed and become effective, and will pay any applicable fees in accordance with the Act, as soon as possible; and the Company will advise you promptly and, if requested by you, will confirm such advice in writing, (i) when such post-effective amendment or such Registration Statement has become effective, and (ii) if Rule 430A under the Act is used, when the Prospectus is filed with the Commission pursuant to Rule 424(b) under the Act (which the Company agrees to file in a timely manner in accordance with such Rules);

(d)           if, at any time during the period when a prospectus is required by the Act to be delivered (whether physically or through compliance with Rule 172 under the Act or any similar rule) in connection with any sale of Securities, the Registration Statement shall cease to comply with the requirements of the Act with respect to eligibility for the use of the form on which the Registration Statement was filed with the Commission, to (i) promptly notify you, (ii) promptly file with the Commission a new registration statement under the Act, relating to the Securities, or a post-effective amendment to the Registration Statement, which new registration statement or post-effective amendment shall comply with the requirements of the Act and shall be in a form satisfactory to you, (iii) use its best efforts to cause such new registration statement or post-effective amendment to become effective under the Act as soon as practicable, (iv) promptly notify you of such effectiveness and (v) take all other action necessary or appropriate to permit the public offering and sale of the Securities to continue as contemplated in the Prospectus; all references herein to the Registration Statement shall be deemed to include each such new registration statement or post-effective amendment, if any;

(e)           if the third anniversary of the initial effective date of the Registration Statement (within the meaning of Rule 415(a)(5) under the Act) shall occur at any time during the period when a prospectus is required by the Act to be delivered (whether physically or through compliance with Rule 172 under the Act or any similar rule) in connection with any sale of Securities, to (i) file with the Commission, prior to such third anniversary, a new registration statement under the Act relating to the Securities, which new registration statement shall comply with the requirements of the Act (including, without limitation, Rule 415(a)(6) under the Act) and shall be in a form satisfactory to you; and (ii) use its best efforts to cause such new registration statement to become effective under the Act as soon as practicable, but in any event within 180 days after such third anniversary and promptly notify you of such effectiveness; the Company shall take all other action necessary or appropriate to permit the public offering and sale of the Securities to continue as contemplated in the Prospectus; all references herein to the Registration Statement shall be deemed to include each such new registration statement, if any;

(f)           to advise you promptly, confirming such advice in writing, of any request by the Commission for amendments or supplements to the Registration Statement, any Pre-Pricing Prospectus, the Prospectus or any Permitted Free Writing Prospectus or for additional information with respect thereto, or of notice of institution of proceedings for, or the entry of a stop order, suspending the effectiveness of the Registration Statement and, if the Commission should enter a stop order suspending the effectiveness of the Registration Statement, to use its best efforts to obtain the lifting or removal of such order as soon as possible; to advise you promptly of any proposal to amend or supplement the Registration Statement, any Pre-Pricing Prospectus or the Prospectus, and to provide you and Underwriters' counsel copies of any such documents for review and comment a reasonable amount of time prior to any proposed filing and to file no such amendment or supplement to which you shall object in writing;

(g)           subject to Section 4(i) hereof, to file promptly all reports and documents and any preliminary or definitive proxy or information statement required to be filed by the Company with the Commission in order to comply with the Exchange Act for so long as a prospectus is required by the Act to be delivered (whether physically or through compliance with Rule 172 under the Act or any similar rule) in connection with any sale of Securities; and to provide you, for your review and comment, with a copy of such reports and statements and other documents to be filed by the Company pursuant to Section 13, 14 or 15(d) of the Exchange Act during such period a reasonable amount of time prior to any proposed filing, and to file no such report, statement or document to which you shall have reasonably objected in writing; and to promptly notify you of such filing;

(h)           to advise the Underwriters promptly of the happening of any event within the period during which a prospectus is required by the Act to be delivered (whether physically or through compliance with Rule 172 under the Act or any similar rule) in connection with any sale of Securities, which event could require the making of any change in the Prospectus then being used so that the Prospectus would not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, and to advise the Underwriters promptly if, during such period, it shall become necessary to amend or supplement the Prospectus to cause the Prospectus to comply with the requirements of the Act, and, in each case, during such time, subject to Section 4(i) hereof, to prepare and furnish, at the Company's expense, to the Underwriters promptly such amendments or supplements to such Prospectus as may be necessary to reflect any such change or to effect such compliance;

(i)           to make generally available to its security holders, and, if not available on the Commission's Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), to deliver to you, an earnings statement of the Company (which will satisfy the provisions of Section 11(a) of the Act) covering a period of twelve months beginning after the effective date of the Registration Statement (as defined in Rule 158(c) under the Act) as soon as is reasonably practicable after the termination of such twelve-month period but in any case not later than April 30, 2015;

(j)           to furnish to you one copy for each Managing Underwriter and one copy for underwriters' counsel copies of the Registration Statement, as initially filed with the Commission, and of all amendments thereto (including all exhibits thereto and documents incorporated by reference therein) and sufficient copies of the foregoing (other than exhibits) for distribution of a copy to each of the other Underwriters, provided, however, that documents available on the SEC's EDGAR website shall be deemed to be furnished to you for purposes of this Section 4(j);

(k)           if requested by you, to furnish to you as early as practicable prior to the time of purchase and any additional time of purchase, as the case may be, but not later than two business days prior thereto, a copy of the latest available unaudited interim and monthly consolidated financial statements, if any, of the Company and the Subsidiaries which have been read by the Company's independent registered public accountants, as stated in their letter to be furnished pursuant to Section 6(f) hereof, provided, however, that the Company shall not be required to furnish any materials pursuant to this clause if such materials are available via EDGAR;

(l)            to apply the net proceeds from the sale of the Securities in the manner set forth under the caption "Use of Proceeds" in the Prospectus;

(m)          to pay all costs, expenses, fees and taxes in connection with (i) the preparation and filing of the Registration Statement, each Basic Prospectus, each Pre-Pricing  Prospectus, the Prospectus Supplement, the Prospectus, each Permitted Free Writing Prospectus, if any, and any amendments or supplements thereto, and the printing and furnishing of copies of each thereof to the Underwriters and to dealers (including costs of mailing and shipment), (ii) the registration, issue, sale and delivery of the Securities including any stock or transfer taxes and stamp or similar duties payable upon the sale, issuance or delivery of the Securities to the Underwriters, (iii) the producing, word processing and/or printing of this Agreement, any Agreement Among Underwriters, any dealer agreements, any Powers of Attorney and any closing documents (including compilations thereof) and the reproduction and/or printing and furnishing of copies of each thereof to the Underwriters and (except closing documents) to dealers (including costs of mailing and shipment), (iv) the qualification of the Securities for offering and sale under state or foreign laws and the determination of their eligibility for investment under state or foreign law  (including the legal fees and filing fees and other disbursements of counsel for the Underwriters in an amount not to exceed $20,000) and the printing and furnishing of copies of any blue sky surveys or legal investment surveys to the Underwriters and to dealers, (v) any listing of the Securities on any securities exchange or qualification of the Securities for quotation on the NASDAQ and any registration thereof under the Exchange Act, (vi) any filing for review of the public offering of the Securities by FINRA, including the legal fees and filing fees and other disbursements of counsel to the Underwriters relating to FINRA matters in an amount not to exceed $10,000 in the aggregate, (vii) the fees and disbursements of any transfer agent or registrar for the Securities, (viii) the costs and expenses of the Company relating to presentations or meetings undertaken in connection with the marketing of the offering and sale of the Securities to prospective investors and the Underwriters' sales forces, including, without limitation, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations, travel, lodging and other expenses incurred by the officers of the Company and any such consultants, and the cost of any aircraft chartered in connection with the road show, provided, however, that for the avoidance of doubt, such travel, lodging and aircraft costs, if any, shall be borne jointly with the underwriters on a pro rata basis based on the number of persons representing the Company and the underwriters, respectively, traveling in connection with the roadshow, and (ix) the performance of the Company's other obligations hereunder;

(n)           to comply with Rule 433(d) under the Act (without reliance on Rule 164(b) under the Act) and with Rule 433(g) under the Act;

(o)           beginning on the date hereof and ending on, and including, the date that is 90 days after the date of the Prospectus Supplement (the "Lock-Up Period"), without the prior written consent of Jefferies, not to (i) issue, sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the Commission promulgated thereunder, with respect to, any Common Shares or any other securities of the Company that are substantially similar to Common Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, (ii) file or cause to become effective a registration statement under the Act relating to the offer and sale of any Common Shares or any other securities of the Company that are substantially similar to Common Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares or any other securities of the Company that are substantially similar to Common Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of Common Shares or such other securities, in cash or otherwise or (iv) publicly announce an intention to effect any transaction specified in clause (i), (ii) or (iii), except, in each case, for (A) the registration of the offer and sale of the Securities as contemplated by this Agreement, (B) issuances of Common Shares upon the exercise of options or settlement of restricted stock units disclosed as outstanding in the Registration Statement (excluding the exhibits thereto), each Pre-Pricing Prospectus and the Prospectus, and (C) the issuance of equity awards not exercisable during the Lock-Up Period pursuant to equity compensation plans described in the Registration Statement (excluding the exhibits thereto), each Pre-Pricing Prospectus and the Prospectus; provided, however, that if (a) during the period that begins on the date that is fifteen (15) calendar days plus three (3) business days before the last day of the Lock-Up Period and ends on the last day of the Lock-Up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or (b) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the sixteen (16) day period beginning on the last day of the Lock-Up Period, then the restrictions imposed by this Section 4(o) shall continue to apply until the expiration of the date that is fifteen (15) calendar days plus three (3) business days after the date on which the issuance of the earnings release or the material news or material event occurs;

(p)           prior to the time of purchase or any additional time of purchase, as the case may be, to provide you with reasonable advance notice of and opportunity to comment on any press release or other communication directly or indirectly and hold no press conferences with respect to the Company or any Subsidiary, the financial condition, results of operations, business, properties, assets, or liabilities of the Company or any Subsidiary, or the offering of the Securities, and to issue no such press release or communications or hold such press conference without your prior consent, which consent shall not be unreasonably witheld;

(q)           not, at any time at or after the execution of this Agreement, to, directly or indirectly, offer or sell any Securities by means of any "prospectus" (within the meaning of the Act), or use any "prospectus" (within the meaning of the Act) in connection with the offer or sale of the Securities, in each case other than the Prospectus;

(r)           not to, and to cause the Subsidiaries not to, take, directly or indirectly, any action designed, or which will constitute, or has constituted, or might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities;

(s)           to use its best efforts to cause the Securities to be listed on the NASDAQ and to maintain the listing of the Common Shares, including the Securities, on the NASDAQ; and

(t)           for so long as the Company is subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act, to maintain a transfer agent and, if necessary under the jurisdiction of incorporation of the Company, a registrar for the Common Shares.

5.           Reimbursement of Expenses.  If, after the execution and delivery of this Agreement, the Securities are not delivered for any reason other than the termination of this Agreement pursuant to the fifth paragraph of Section 8 hereof or the default by one or more of the Underwriters in its or their respective obligations hereunder, the Company shall, in addition to paying the amounts described in Section 4(m) hereof, reimburse the Underwriters for all of their out-of-pocket expenses, including the fees and disbursements of their counsel.

6.           Conditions of the Underwriters' Obligations.  The several obligations of the Underwriters hereunder are subject to the accuracy of the representations and warranties of the Company on the date hereof, at the time of purchase and, if applicable, at the additional time of purchase, the performance by the Company of its obligations hereunder and to the following additional conditions precedent:

(a)           The Company shall furnish to you at the time of purchase and, if applicable, at the additional time of purchase, a favorable opinion of Seward & Kissel LLP, special U.S. counsel for the Company, together with a favorable opinion of Seward & Kissel LLP, special counsel for the Company on issues of Marshall Islands law, a favorable opinion of Seward & Kissel LLP, special counsel for the Company on issues of Liberia law and a favorable opinion of Theo V. Sioufas, special Greek counsel for the Company, addressed to the Underwriters, and dated the time of purchase or the additional time of purchase, as the case may be, with executed copies for each Underwriter, and in form and substance satisfactory to Jefferies.

(b)           You shall have received from each of EY and Deloitte letters dated, respectively, the date of this Agreement, the date of the Prospectus and the time of purchase and addressed to the Underwriters (with executed copies for each Underwriter) in the forms satisfactory to Jefferies, which letters shall cover, the various financial information contained in the Registration Statement, the Disclosure Package and the Prospectus.

(c)           You shall have received at the time of purchase and, if applicable, at the additional time of purchase, the favorable opinion of Gibson, Dunn & Crutcher LLP, counsel for the Underwriters, dated the time of purchase or the additional time of purchase, as the case may be, in form and substance reasonably satisfactory to Jefferies.

(d)           No Prospectus or amendment or supplement to the Registration Statement or the Prospectus shall have been filed to which you shall have objected in writing.

(e)           The Registration Statement shall have been filed and shall have become effective under the Act.  The Prospectus shall have been filed with the Commission pursuant to Rule 424(b) under the Act at or before 5:30 P.M., New York City time, on the second full business day after the date of this Agreement (or such earlier time as may be required under the Act).

(f)           Prior to and at the time of purchase, and, if applicable, the additional time of purchase, (i) no stop order with respect to the effectiveness of the Registration Statement shall have been issued under the Act or proceedings initiated under Section 8(d) or 8(e) of the Act; (ii) the Registration Statement and all amendments thereto shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (iii) none of the Pre-Pricing Prospectuses or the Prospectus, and no amendment or supplement thereto, shall include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading; (iv) no Disclosure Package, and no amendment or supplement thereto, shall include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading; and (v) none of the Permitted Free Writing Prospectuses, if any, shall include an untrue statement of a material fact or, together with the Disclosure Package including the then most recent Pre-Pricing Prospectus, omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

(g)           The Company will, at the time of purchase and, if applicable, at the additional time of purchase, deliver to you a certificate of its Chief Executive Officer and its Chief Financial Officer, dated the time of purchase or the additional time of purchase, as the case may be, in the form attached as Exhibit B hereto.

(h)           You shall have received each of the signed Lock-Up Agreements referred to in Section 3(ccc) hereof, and each such Lock-Up Agreement shall be in full force and effect at the time of purchase and the additional time of purchase, as the case may be.

(i)           The Company shall have furnished to you such other documents and certificates as to the accuracy and completeness of any statement in the Registration Statement, any Pre-Pricing Prospectus, the Prospectus or any Permitted Free Writing Prospectus as of the time of purchase and, if applicable, the additional time of purchase, as you may reasonably request.

(j)           The Firm Shares and the Additional Shares, as applicable, shall have been approved for listing on the NASDAQ, subject only to notice of issuance at or prior to the time of purchase or the additional time of purchase, as the case may be.

(k)           FINRA shall not have raised any objection with respect to the fairness or reasonableness of the underwriting, or other arrangements of the transactions, contemplated hereby.

7.           Effective Date of Agreement; Termination.  This Agreement shall become effective when the parties hereto have executed and delivered this Agreement.

The obligations of the several Underwriters hereunder shall be subject to termination in the absolute discretion of Jefferies, if (1) since the time of execution of this Agreement or the earlier respective dates as of which information is given in the Registration Statement, the Disclosure Package and the Prospectus there has been any change or any development involving a prospective change in the business, properties, management, financial condition or results of operations of the Company and the Subsidiaries taken as a whole, the effect of which change or development is, in the sole judgment of Jefferies, so material and adverse as to make it impractical or inadvisable to proceed with the public offering or the delivery of the Securities on the terms and in the manner contemplated in the Registration Statement, the Disclosure Package and the Prospectus or (2) since the time of execution of this Agreement, there shall have occurred: (A) a suspension or material limitation in trading in securities generally on the NASDAQ, the American Stock Exchange or the New York Stock Exchange; (B) a suspension or material limitation in trading in the Company's securities on the NASDAQ; (C) a general moratorium on commercial banking activities declared by either federal or New York State authorities or a material disruption in commercial banking or securities settlement or clearance services in the United States; (D) a sustained loss by the Company by fire, strike, flood, earthquake, accident or other calamity of such character as in the judgment of Jefferies may interfere materially with the conduct of the business and operations of the Company regardless of whether or not such loss shall have been insured; (E) an outbreak or escalation of hostilities or acts of terrorism involving the United States or a declaration by the United States of a national emergency or war; or (F) any other calamity or crisis or any change in financial, political or economic conditions in the United States or elsewhere, if the effect of any such event specified in clause (E) or (F), in the sole judgment of Jefferies, makes it impractical or inadvisable to proceed with the public offering or the delivery of the Securities on the terms and in the manner contemplated in the Registration Statement, the Disclosure Package and the Prospectus, or (3) since the time of execution of this Agreement, there shall have occurred any downgrading, or any notice or announcement shall have been given or made of: (A) any intended or potential downgrading or (B) any watch, review or possible change that does not indicate an affirmation or improvement in the rating accorded any securities of or guaranteed by the Company or any Subsidiary by any "nationally recognized statistical rating organization," as that term is defined in Rule 436(g)(2) under the Act.

If Jefferies elects to terminate this Agreement as provided in this Section 7, the Company shall be notified promptly in writing.

If the sale to the Underwriters of the Securities, as contemplated by this Agreement, is not carried out by the Underwriters for any reason permitted under this Agreement, or if such sale is not carried out because the Company shall be unable to comply with any of the terms of this Agreement, the Company shall not be under any obligation or liability under this Agreement (except to the extent provided in Sections 4(m), 5 and 9 hereof), and the Underwriters shall be under no obligation or liability to the Company under this Agreement (except to the extent provided in Section 9 hereof) or to one another hereunder.

8.           Increase in Underwriters' Commitments.  Subject to Sections 6 and 7 hereof, if any Underwriter shall default in its obligation to take up and pay for the Initial Securities to be purchased by it hereunder (otherwise than for a failure of a condition set forth in Section 6 hereof or a reason sufficient to justify the termination of this Agreement under the provisions of Section 7 hereof) and if the number of Initial Securities which all Underwriters so defaulting shall have agreed but failed to take up and pay for does not exceed 10% of the total number of Initial Securities, the non-defaulting Underwriters (including the Underwriters, if any, substituted in the manner set forth below) shall take up and pay for (in addition to the aggregate number of Initial Securities they are obligated to purchase pursuant to Section 1 hereof) the number of Initial Securities agreed to be purchased by all such defaulting Underwriters, as hereinafter provided.  Such Securities shall be taken up and paid for by such non-defaulting Underwriters in such amount or amounts as you may designate with the consent of each Underwriter so designated or, in the event no such designation is made, such Securities shall be taken up and paid for by all non-defaulting Underwriters pro rata in proportion to the aggregate number of Initial Securities set forth opposite the names of such non-defaulting Underwriters in Schedule A.

Without relieving any defaulting Underwriter from its obligations hereunder, the Company agrees with the non-defaulting Underwriters that it will not sell any Initial Securities hereunder unless all of the Initial Securities are purchased by the Underwriters (or by substituted Underwriters selected by you with the approval of the Company or selected by the Company with your approval).

If a new Underwriter or Underwriters are substituted by the Underwriters, which new Underwriter or Underwriters shall be reasonably acceptable to the Company, or by the Company for a defaulting Underwriter or Underwriters in accordance with the foregoing provision, the Company or you shall have the right to postpone the time of purchase for a period not exceeding five business days in order that any necessary changes in the Registration Statement and the Prospectus and other documents may be effected.

The term "Underwriter" as used in this Agreement shall refer to and include any Underwriter substituted under this Section 8 with like effect as if such substituted Underwriter had originally been named in Schedule A hereto.

If the aggregate number of Initial Securities which the defaulting Underwriter or Underwriters agreed to purchase exceeds 10% of the total number of Initial Securities which all Underwriters agreed to purchase hereunder, and if neither the non-defaulting Underwriters nor the Company shall make arrangements within the five business day period stated above for the purchase of all the Initial Securities which the defaulting Underwriter or Underwriters agreed to purchase hereunder, this Agreement shall terminate without further act or deed and without any liability on the part of the Company to any Underwriter and without any liability on the part of any non-defaulting Underwriter to the Company.  Nothing in this paragraph, and no action taken hereunder, shall relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

9.           Indemnity and Contribution.

(a)           The Company agrees to indemnify, defend and hold harmless each Underwriter, its partners, agents, directors, officers and members, any person who controls any Underwriter within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, and any "affiliate" (within the meaning of Rule 405 under the Act) of such Underwriter, and the successors and assigns of all of the foregoing persons, from and against any loss, damage, expense, liability or claim (including the reasonable cost of investigation) which, jointly or severally, any such Underwriter or any such person may incur under the Act, the Exchange Act, the common law or otherwise, insofar as such loss, damage, expense, liability or claim arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or in the Registration Statement as amended by any post-effective amendment thereof by the Company) or arises out of or is based upon any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as any such loss, damage, expense, liability or claim arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in, and in conformity with information concerning such Underwriter furnished in writing by or on behalf of such Underwriter through you to the Company expressly for use in, the Registration Statement or arises out of or is based upon any omission or alleged omission to state a material fact in the Registration Statement in connection with such information, which material fact was not contained in such information and which material fact was required to be stated in such Registration Statement or was necessary to make such information not misleading; or (ii) any untrue statement or alleged untrue statement of a material fact included in any Prospectus (the term Prospectus for the purpose of this Section 9 being deemed to include any Basic Prospectus, any Pre-Pricing Prospectus, the Prospectus Supplement, the Prospectus and any amendments or supplements to the foregoing), in any Covered Free Writing Prospectus, in any "issuer information" (as defined in Rule 433 under the Act) of the Company or in any Prospectus together with any combination of one or more of the Covered Free Writing Prospectuses, if any, or arises out of or is based upon any omission or alleged omission to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except, with respect to such Prospectus or any Permitted Free Writing Prospectus, insofar as any such loss, damage, expense, liability or claim arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in, and in conformity with information concerning such Underwriter furnished in writing by or on behalf of such Underwriter through you to the Company expressly for use in, such Prospectus or Permitted Free Writing Prospectus or arises out of or is based upon any omission or alleged omission to state a material fact in such Prospectus or Permitted Free Writing Prospectus in connection with such information, which material fact was not contained in such information and which material fact was necessary in order to make the statements in such information, in the light of the circumstances under which they were made, not misleading; or (iii) any act or failure to act or any alleged act or failure to act by any Underwriter in connection with, or relating in any manner to, the Securities or the offering contemplated hereby, and which is included as part of or referred to in any loss, claim, damage, liability or action arising out of or based upon any matter covered by clause (i) or (ii) above, and will reimburse each "indemnified party" (defined below) for any legal or other fees or expenses reasonably incurred by such indemnified party in connection with investigating or defending against any loss, damage, expense, liability, claim, action, litigation, investigation or proceeding whatsoever (whether or not such indemnified party is a party thereto), whether threatened or commenced, and in connection with the enforcement of this provision with respect to the above as such fees and expenses are incurred.

(b)           Each Underwriter severally agrees to indemnify, defend and hold harmless the Company, its directors and officers, and any person who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, and the successors and assigns of all of the foregoing persons, from and against any loss, damage, expense, liability or claim (including the reasonable cost of investigation) which, jointly or severally, the Company or any such person may incur under the Act, the Exchange Act, the common law or otherwise, insofar as such loss, damage, expense, liability or claim arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in, and in conformity with information concerning such Underwriter furnished in writing by or on behalf of such Underwriter through you to the Company expressly for use in, the Registration Statement (or in the Registration Statement as amended by any post-effective amendment thereof by the Company), or arises out of or is based upon any omission or alleged omission to state a material fact in such Registration Statement in connection with such information, which material fact was not contained in such information and which material fact was required to be stated in such Registration Statement or was necessary to make such information not misleading or (ii) any untrue statement or alleged untrue statement of a material fact contained in, and in conformity with information concerning such Underwriter furnished in writing by or on behalf of such Underwriter through you to the Company expressly for use in, a Prospectus or a Permitted Free Writing Prospectus, or arises out of or is based upon any omission or alleged omission to state a material fact in such Prospectus or Permitted Free Writing Prospectus in connection with such information, which material fact was not contained in such information and which material fact was necessary in order to make the statements in such information, in the light of the circumstances under which they were made, not misleading.

(c)           If any action, suit or proceeding (each, a "Proceeding") is brought against a person (an "indemnified party") in respect of which indemnity may be sought against the Company or an Underwriter (as applicable, the "indemnifying party") pursuant to subsection (a) or (c), respectively, of this Section 9, such indemnified party shall promptly notify such indemnifying party in writing of the institution of such Proceeding and such indemnifying party shall assume the defense of such Proceeding, including the retention of counsel reasonably satisfactory to such indemnified party, and pay all legal or other fees and expenses related to such Proceeding or incurred in connection with such indemnified party's enforcement of subsection (a) of this Section 9; provided, however, that the omission to so notify such indemnifying party shall not relieve such indemnifying party from any liability that such indemnifying party may have to any indemnified party or otherwise.  The indemnified party or parties shall have the right to retain its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such indemnified party or parties unless (i) the retention of such counsel shall have been authorized in writing by the indemnifying party in connection with the defense of such Proceeding, (ii) the indemnifying party shall not have, within a reasonable period of time in light of the circumstances, retained counsel to defend such Proceeding or (iii) such indemnified party or parties shall have reasonably concluded that there may be defenses available to it or them that are different from, additional to or in conflict with those available to such indemnifying party (in which case such indemnifying party shall not have the right to direct the defense of such Proceeding on behalf of the indemnified party or parties), in any of which events such fees and expenses shall be borne by such indemnifying party and paid as incurred (it being understood, however, that of Section 9(a), such indemnifying party shall not be liable for the fees or expenses of more than one separate counsel (in addition to any local counsel) in any one Proceeding or series of related Proceedings in the same jurisdiction representing the indemnified parties who are parties to such Proceeding). The indemnifying party shall not be liable for any settlement of any Proceeding effected without its written consent but, if settled with its written consent, such indemnifying party agrees to indemnify and hold harmless the indemnified party or parties from and against any loss or liability by reason of such settlement. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second sentence of this Section 9(d), then the indemnifying party agrees that it shall be liable for any settlement of any Proceeding effected without its written consent if (i) such settlement is entered into more than 30 business days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall not have fully reimbursed the indemnified party in accordance with such request prior to the date of such settlement and (iii) such indemnified party shall have given the indemnifying party at least 30 days' prior notice of its intention to settle.  No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened Proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such Proceeding and does not include an admission of fault or culpability or a failure to act by or on behalf of such indemnified party.

(d)           If the indemnification provided for in this Section 9 is unavailable to an indemnified party under subsections (a) and (c) of this Section 9 or insufficient to hold an indemnified party harmless in respect of any losses, damages, expenses, liabilities or claims referred to therein, then each applicable indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, damages, expenses, liabilities or claims (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Initial Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of the Underwriters on the other in connection with the statements or omissions which resulted in such losses, damages, expenses, liabilities or claims, as well as any other relevant equitable considerations.  The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same respective proportions as the total proceeds from the offering (net of underwriting discounts and commissions but before deducting expenses) received by the Company, and the total underwriting discounts and commissions received by the Underwriters, bear to the aggregate public offering price of the Securities.  The relative fault of the Company on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the untrue statement or alleged untrue statement of a material fact or omission or alleged omission relates to information supplied by the Company or by the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, damages, expenses, liabilities and claims referred to in this subsection shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with investigating, preparing to defend or defending any Proceeding.

(e)           The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 9 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in subsection (c) above.  Notwithstanding the provisions of this Section 9, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by such Underwriter and distributed to the public were offered to the public exceeds the amount of any damage which such Underwriter has otherwise been required to pay by reason of such untrue statement or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  The Underwriters' obligations to contribute pursuant to this Section 9 are several in proportion to their respective underwriting commitments and not joint.

(f)           The indemnity and contribution agreements contained in this Section 9 and the covenants, warranties and representations of the Company contained in this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of any Underwriter, or any of their respective partners, agents, directors, officers or members or any person (including each partner, officer, director or member of such person) who controls any Underwriter within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, or by or on behalf of the Company, its directors or officers or any person who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, and shall survive any termination of this Agreement or the issuance and delivery of the Securities.  The Company and each Underwriter agree promptly to notify each other of the commencement of any Proceeding against it and, in the case of the Company, against any of the Company's officers or directors in connection with the issuance and sale of the Securities, or in connection with the Registration Statement, any Basic Prospectus, any Pre-Pricing Prospectus, the Prospectus Supplement, the Prospectus or any Permitted Free Writing Prospectus.

10.           Information Furnished by the Underwriters.  The statements set forth in the last paragraph on the cover page of the Prospectus Supplement and the statements set forth in the first, third and fourth paragraphs under the caption "Underwriting—Price Stabilization, Short Positions" in the Prospectus, only insofar as such statements relate to the amount of selling concession and reallowance or to over-allotment and stabilization activities that may be undertaken by the Underwriters, constitute the only information furnished by or on behalf of the Underwriters, as such information is referred to in Sections 3 and 9 hereof.

11.           Notices.  Except as otherwise herein provided, all statements, requests, notices and agreements shall be in writing or by telegram or facsimile and, if to the Underwriters, shall be sufficient in all respects if delivered or sent to 520 Madison Avenue, New York, New York 10022, Attention: General Counsel (Fax: (646) 619-4437); and if to the Company, shall be sufficient in all respects if delivered or sent to the Company at the offices of the Company at 15 Karamali Avenue, 16673, Voula, Greece, Attention: Michael Bodouroglou, Chairman, President and Chief Executive Officer.

12.           Governing Law; Construction.  This Agreement and any claim, counterclaim or dispute of any kind or nature whatsoever arising out of or in any way relating to this Agreement ("Claim"), directly or indirectly, shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the conflicts of law principles thereof. The section headings in this Agreement have been inserted as a matter of convenience of reference and are not a part of this Agreement.

13.           Submission to Jurisdiction; Agent for Service.  Except as set forth below, no Claim may be commenced, prosecuted or continued in any court other than the courts of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York, which courts shall have non-exclusive jurisdiction over the adjudication of such matters, and the Company consents to the jurisdiction of such courts and personal service with respect thereto. The Company hereby consents to personal jurisdiction, service and venue in any court in which any Claim arising out of or in any way relating to this Agreement is brought by any third party against any Underwriter or any indemnified party. The Company has appointed Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004, Attn: Edward Horton, as its authorized agent (the "Authorized Agent") upon whom process may be served in any suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated herein which may be instituted in any New York Court, by the Underwriters, the respective directors, officers, partners, employees and agents of the Underwriters and each respective affiliate of the Underwriters, and expressly accept the non-exclusive jurisdiction of any such court in respect of any such suit, action or proceeding. The Company hereby represents and warrants that the Authorized Agent has accepted such appointment and has agreed to act as said agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents that may be necessary to continue such appointment in full force and effect as aforesaid. The Company hereby authorizes and directs the Process Agent to accept such service. Service of process upon the Authorized Agent shall be deemed, in every respect, effective service of process upon the Company. If the Authorized Agent shall cease to act as agent for service of process, the Company shall appoint, without unreasonable delay, another such agent in the United States, and notify you of such appointment. Notwithstanding the foregoing, any action arising out of or based upon this Agreement may be instituted by the Underwriters, the respective directors, officers, partners, employees and agents of the Underwriters and each respective affiliate of the Underwriters, in any court of competent jurisdiction in the Republic of the Marshall Islands. This paragraph shall survive any termination of this Agreement, in whole or in part. Each Underwriter and the Company (on its behalf and, to the extent permitted by applicable law, on behalf of its shareholders and affiliates) waive all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement. The Company agrees that a final judgment in any such action, proceeding or counterclaim brought in any such court shall be conclusive and binding upon the Company and may be enforced in any other courts to the jurisdiction of which the Company is or may be subject, by suit upon such judgment.

14.           Parties at Interest.  The Agreement herein set forth has been and is made solely for the benefit of the Underwriters and the Company and to the extent provided in Section 9 hereof the controlling persons, partners, agents, directors, officers, members and affiliates referred to in such Section, and their respective successors, assigns, heirs, personal representatives and executors and administrators.  No other person, partnership, association or corporation (including a purchaser, as such purchaser, from any of the Underwriters) shall acquire or have any right under or by virtue of this Agreement.

15.           No Fiduciary Relationship.  The Company hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the Company's securities.  The Company further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm's length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Company, its management, stockholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of the purchase and sale of the Company's securities, either before or after the date hereof.  The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Company, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Company hereby confirms its understanding and agreement to that effect.  The Company and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Company regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Company's securities, do not constitute advice or recommendations to the Company.  The Company and the Underwriters agree that the Underwriters are acting as principal and not the agent or fiduciary of the Company has assumed, and none of them will assume, any advisory responsibility in favor of the Company with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Underwriter has advised or is currently advising the Company  on other matters).  The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any breach or alleged breach of any fiduciary, advisory or similar duty to the Company in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.

16.           Counterparts.  This Agreement may be signed by the parties in one or more counterparts which together shall constitute one and the same agreement among the parties.

17.           Successors and Assigns.  This Agreement shall be binding upon the Underwriters and the Company and their successors and assigns and any successor or assign of any substantial portion of the Company's and any of the Underwriters' respective businesses and/or assets.

18.           General Provisions.  This Agreement constitutes the entire agreement of the parties to this Agreement and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof.  This Agreement may not be amended or modified unless in writing by all of the parties hereto, and no condition herein (express or implied) may be waived unless waived in writing by each party whom the condition is meant to benefit.  The section headings herein are for the convenience of the parties only and shall not affect the construction or interpretation of this Agreement.

If the foregoing correctly sets forth the understanding among the Company and the several Underwriters, please so indicate in the space provided below for that purpose, whereupon this Agreement and your acceptance shall constitute a binding agreement among the Company and the Underwriters, severally.

Very truly yours,

PARAGON SHIPPING INC.

By: ___________________
Name:
Title:

[Underwriting Agreement Signature Page]

Accepted and agreed to as of the date first above written:

JEFFERIES LLC

By:________________
Name:
Title:

[Underwriting Agreement Signature Page]

SCHEDULE A

Underwriter	Number of Initial Securities
Jefferies LLC	4,130,000
Maxim Group LLC	1,770,000
Total	5,900,000

A-1

SCHEDULE B

Permitted Free Writing Prospectuses

None.

Pricing Information Provided Orally by Underwriters

Price per share to the public: $6.25

Number of Securities Offered: 5,900,000

B-1

SCHEDULE C

5,900,000 Shares
Issuer:	Paragon Shipping Inc.
Nasdaq symbol:	PRGN
Shares offered:	5,900,000 shares
Underwriters' option:	885,000 shares
Price per share to the public:	$6.25
Pricing date:	February 12, 2014
Closing date:	On or about February 18, 2014
CUSIP:	69913R408
Underwriters:	Jefferies LLC is acting as sole book-running manager for the offering. Maxim Group LLC is acting as lead manager of the offering.

A registration statement, including the preliminary prospectus, relating to the shares of common stock being issued in the offering has been filed with, and declared effective by, the Securities and Exchange Commission ("SEC").  A final prospectus relating to the offering will be filed with the SEC.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the final prospectus and the related prospectuses, when available, may be obtained from Jefferies LLC at 520 Madison Avenue, 12th Floor, New York, NY 10022, Attn: Prospectus Department, or by email to Prospectus_Department@Jefferies.com.  This term sheet shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

C-1

EXHIBIT A

Lock-Up Agreement

February 12, 2014

JEFFERIES LLC
520 Madison Avenue
New York, New York 10022

Together with the other Underwriters
Named in Schedule A to the Underwriting Agreement
referred to herein

Ladies and Gentlemen:

This Lock-Up Agreement is being delivered to you in connection with the proposed Underwriting Agreement (the "Underwriting Agreement") to be entered into by Paragon Shipping Inc., a corporation incorporated under the laws of The Republic of the Marshall Islands (the "Company"), and you and the other underwriters named in Schedule A to the Underwriting Agreement, with respect to the public offering (the "Offering") of Common Shares, par value $0.001 per share, of the Company (the "Common Shares").

In order to induce you to enter into the Underwriting Agreement, the undersigned agrees that, for a period (the "Lock-Up Period") beginning on the date hereof and ending on, and including, the date that is 90 days after the date of the final prospectus relating to the Offering, the undersigned will not, without the prior written consent of Jefferies LLC, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or file (or participate in the filing of) a registration statement with the Securities and Exchange Commission (the "Commission") in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder (the "Exchange Act") with respect to, any Common Stock or any other securities of the Company that are substantially similar to Common Stock, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock or any other securities of the Company that are substantially similar to Common Stock, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of Common Stock or such other securities, in cash or otherwise or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii).  The foregoing sentence shall not apply to (a) the registration of the offer and sale of Common Stock as contemplated by the Underwriting Agreement and the sale of the Common Stock to the Underwriters (as defined in the Underwriting Agreement) in the Offering, (b) bona fide gifts, provided the recipient thereof agrees in writing with the Underwriters to be bound by the terms of this Lock-Up Agreement or (c) dispositions to any trust for the direct or indirect benefit of the undersigned and/or the immediate family of the undersigned, provided that such trust agrees in writing with the Underwriters to be bound by the terms of this Lock-Up Agreement; provided, however, that in any such case, it shall be a condition to such transfer that prior to the expiration of the Lock-Up Period, no public disclosure or filing under the Exchange Act by any party to the transfer (donor, done, transferor or transferee) shall be required, or made voluntarily, reporting a reduction in beneficial ownership of Common Stock in connection with such transfer.  For purposes of this paragraph, "immediate family" shall mean the undersigned and the spouse, any lineal descendent, father, mother, brother or sister of the undersigned.

In addition, the undersigned hereby waives any rights the undersigned may have to require registration of Common Stock in connection with the filing of a registration statement relating to the Offering.  The undersigned further agrees that, for the Lock-Up Period, the undersigned will not, without the prior written consent of Jefferies LLC, make any demand for, or exercise any right with respect to, the registration of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or warrants or other rights to purchase Common Stock or any such securities.

Notwithstanding the above, if (a) during the period that begins on the date that is fifteen (15) calendar days plus three (3) business days before the last day of the Lock-Up Period and ends on the last day of the Lock-Up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or (b) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the sixteen (16) day period beginning on the last day of the Lock-Up Period, then the restrictions imposed by this Lock-Up Agreement shall continue to apply until the expiration of the date that is fifteen (15) calendar days plus three (3) business days after the date on which the issuance of the earnings release or the material news or material event occurs.

The undersigned hereby confirms that the undersigned has not, directly or indirectly, taken, and hereby covenants that the undersigned will not, directly or indirectly, take, any action designed, or which has constituted or will constitute or might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of shares of Common Stock.

The undersigned hereby authorizes the Company and its transfer agent, during the Lock-Up Period, to decline the transfer of or to note stop transfer restrictions on the stock register and other records relating to shares of Common Stock or other securities subject to this Lock-Up Agreement of which the undersigned is the record holder, and, with respect to shares of Common Stock or other securities subject to this Lock-Up Agreement of which the undersigned is the beneficial owner but not the record holder, the undersigned hereby agrees to cause such record holder to authorize the Company and its transfer agent, during the Lock-Up Period, to decline the transfer of or to note stop transfer restrictions on the stock register and other records relating to such shares or other securities.

[Remainder of page intentionally left blank.]

A-1

If (i) the Company notifies you in writing that it does not intend to proceed with the Offering, (ii) the registration statement filed with the Commission with respect to the Offering is withdrawn or (iii) for any reason the Underwriting Agreement shall be terminated prior to the "time of purchase" (as defined in the Underwriting Agreement), this Lock-Up Agreement shall be terminated and the undersigned shall be released from its obligations hereunder.

Yours very truly,

______________________________
Name:

A-2

EXHIBIT A-1

LIST OF PARTIES TO EXECUTE LOCK-UP AGREEMENTS

Name	Position

1.Michael Bodouroglou	Chairman, President and Chief Executive Officer

2.Robert Perri	Chief Financial Officer

3.George Skrimizeas	Director

4.Nigel D. Cleave	Director

5.Dimitrios Sigalas	Director

6.Bruce Ogilvy	Director

7.George Xiradakis	Director

8.Loretto Finance Inc.

9.Innovation Holdings S.A.